

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

Mr. Eirik Eide
Chief Financial Officer
Ship Finance International Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

> **Re:**   **Ship Finance International Limited**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **File No. 001-32199**

Dear Mr. Eide:

We have reviewed your response dated August 15, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

"Our vessels may call on ports located in countries that are subject to restrictions…," page 7

1. Please refer to comment 2 in our letter dated June 30, 2011. Describe to us the types of cargoes that your vessels have carried into each of Iran and Sudan since 2008, and the nature of the operations of your drilling unit offshore Sudan in 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 if you have questions on legal matters.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief